UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One)

(X)   ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2003

OR

( )   TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number 1-5975

A.   Full Title of Plan: Humana Puerto Rico 1165(e) Retirement Plan

B.   Name of Issuer of the Securities held Pursuant to the Plan and the Address of its Principal Executive Office:

Humana Inc.
500 West Main Street
Louisville, Kentucky 40202

I N D E X
Pages

Report of Independent Registered Public Accounting Firm	2

Financial Statements:

Statements of Net Assets Available for Benefits,
December 31, 2003 and 2002	3

Statements of Changes in Net Assets Available for Benefits
for the years ended December 31, 2003 and 2002	4

Notes to Financial Statements	5-11

Supplemental Schedule:

Schedule of Assets (Held at End of Year),
December 31, 2003	12

Signatures	13

Exhibit Index	14

Consent of Independent Registered Public Accounting Firm	15

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of
Humana Puerto Rico 1165(e) Retirement Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits presents fairly, in all material respects, the net assets available for benefits of the Humana Puerto Rico 1165(e) Retirement Plan (the Plan) at December 31, 2003 and 2002, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States) and auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Louisville, Kentucky
June 3, 2004

Humana Puerto Rico 1165(e) Retirement Plan
Statements of Net Assets Available for Benefits

December 31, 2003 and 2002
	2003	2002

ASSETS

Investments (Note 3)	$5,186,823	$2,765,868

Cash	300,000	16
Receivable from participating employers for participant
withholdings and employers' contributions	194,293	469,267
Accrued interest and dividends	856	800

Total assets	5,681,972	3,235,951

LIABILITIES AND NET ASSETS
AVAILABLE FOR BENEFITS

Accrued expenses	11,092	9,836

Net assets available for benefits	$5,670,880	$3,226,115

The accompanying notes are an integral part of the financial statements.

Humana Puerto Rico 1165(e) Retirement Plan
Statements of Changes in Net Assets Available for Benefits

for the years ended December 31, 2003 and 2002
	2003			2002
	Participant Directed	Nonparticipant Directed		Participant Directed	Nonparticipant Directed
			Total			Total

Interest and dividend income	$97,723	-	$97,723	$33,472	-	$33,472

Contributions:
Participants	508,595	-	508,595	446,465	-	446,465
Employers (net of forfeitures)	712,687	-	712,687	664,181	-	664,181
Net appreciation (depreciation) in fair
Value of investments	1,375,355	-	1,375,355	(325,040)	-	(325,040)

Total additions	2,694,360	-	2,694,360	819,078	-	819,078

Benefits paid to participants	199,095	-	199,095	223,909	-	223,909
Administrative expenses	50,500	-	50,500	44,410	-	44,410

Total deductions	249,595	-	249,595	268,319	-	268,319

Interfund transfers	-	-	-	548,136	(548,136)	-

Net increase (decrease)	2,444,765	-	2,444,765	1,098,895	(548,136)	550,759

Net assets available for benefits:
Beginning of year	3,226,115	-	3,226,115	2,127,220	548,136	2,675,356

End of year	$5,670,880	-	$5,670,880	$3,226,115	-	$3,226,115

The accompanying notes are an integral part of the financial statements.

Humana Puerto Rico 1165(e) Retirement Plan
Notes to Financial Statements

1. Summary of Plan:

The Humana Puerto Rico 1165(e) Retirement Plan (the Plan), is a qualified, trustee plan established for the benefit of the employees of Humana Health Plans of Puerto Rico, Inc., and Humana Insurance of Puerto Rico, Inc. and who are residents of Puerto Rico. The Plan is subject to the Employee Retirement Income Security Act of 1974 (ERISA). Humana Inc. (Humana or the Company) is the sponsor of the Plan and is one of the nation's largest publicly traded health benefits companies offering coordinated health insurance coverage and related services through traditional and internet-based plans, for employer groups, government sponsored programs, and individuals. This document describes the Plan during 2003 and 2002.

a. Contributions: The Plan maintains two accounts, the Pretax Savings Account and the Retirement Account, a profit sharing account.

Any employee of the Company who is employed with a sponsoring employer is eligible to participate in the Plan's Pretax Savings Account beginning on the employee's date of hire. A participant, through payroll deductions, may contribute not less than 1% nor more than 10% of the participant's annual compensation, not to exceed the Puerto Rico Tax Code limitation in effect for the calendar years, which was $8,000 for 2003 and 2002.

The Company enrolls eligible participants at 3% of compensation 45 days after the employee's date of hire, unless the employee elects not to participate in the Pretax Savings Account or elects a different percentage up to 10%. The Company's matching contribution is equal to 50% of the participant's contribution up to 6% of the participant's annual compensation for any participating employee. The Board of Directors of the Company, at its option, may increase this matching percentage up to 100%. All matching contributions are funded bi-weekly and are invested in the Humana Stock Fund. Once the matching contributions are funded, participants can transfer the matching contributions among any funds within the Plan. Prior to January 1, 2002, the Company's matching contributions were nonparticipant directed and were invested in the Humana Common Stock Fund. The Humana Common Stock Fund consisted solely of shares of the Company's common stock. On January 1, 2002, funds were transferred to a new Humana Stock Fund, which is now a participant directed commingled fund that invests primarily in the Company's common stock with a minor portion of short-term investments. Ownership in the Humana Stock Fund is measured by units rather than shares of common stock. Therefore, effective January 1, 2002, $548,136 of nonparticipant directed funds in the Humana Common Stock Fund were transferred to the Humana Stock Fund and became participant directed.

Humana Puerto Rico 1165(e) Retirement Plan
Notes to Financial Statements, Continued

1. Summary of Plan, continued:

a. Contributions, continued: After an employee completes two years of service with a sponsoring employer and has complied with certain other service requirements, the employee becomes eligible to participate in the profit sharing. For the calendar year ended December 31, 2003 and 2002, the Company declared a profit sharing contribution of approximately $494,000 and $465,000, respectively. This contribution was made into the Retirement Account of the Plan and was allocated to the participants based on an amount equal to 4% of each participating employee's qualifying compensation earned during the plan year, plus 4% of any compensation that exceeds the social security taxable wage base. Contribution amounts are computed as of the end of each plan year and are nonforfeitable.

Contributions to the Plan by or on behalf of employees may be restricted in amount and as to timing so as to meet various requirements of the Internal Revenue Code (IRC) of 1986, as amended.

Each participant's account is credited with the participant's contributions, the Company's contributions, the allocations of Plan earnings, and charged with an allocation of administrative expenses. Allocations are based on participants' account balances.

Participants may allocate contributions to the Pretax Savings Account and the Company's contribution to the Retirement Account among various investment options in 1% increments. The Plan offers eight mutual funds, the Humana Stock Fund, and the Schwab Personal Choice Retirement Account (PCRA), which is a self-directed brokerage account, as investment options. In the absence of such allocation, contributions are invested in the Primco Stable Value Fund. In connection with a change in allocation of a participant's or the Company's future contributions among the ten investment options and a change in the investment of existing accounts, the purchases and sales due to fund transfers are transacted at the funds' net asset value on the day the transaction is initiated.

Employee contributions are nonforfeitable. Participants who withdraw from the Pretax Savings Account prior to being credited with three years of service with the Company will forfeit the employer contributions. Once a participant has completed three years of service, the employer contributions become totally nonforfeitable.

Humana Puerto Rico 1165(e) Retirement Plan
Notes to Financial Statements, Continued

1. Summary of Plan, continued:

b. Forfeitures: Forfeited balances of terminated participants' nonvested accounts are used to reduce future Company contributions. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account. Employer contributions, forfeited as a result of withdrawal following termination of employment, will be available to reduce the amount of subsequent employer contributions to the Pretax Savings Account. If a former participant is re-employed prior to five consecutive one-year breaks in service and repays the amount of his/her distribution, then any forfeited employer contributions are restored to his/her account.

At December 31, 2003 and 2002, forfeited non-vested accounts totalled $151 and $1,098, respectively. These accounts will be used to reduce future employer contributions. Also, in 2003 and 2002, employer contributions were reduced by $9,136 and $5,122 from forfeited nonvested accounts.

c. Withdrawals: The value of a participant's interest, including employer contributions, is generally payable upon the occurrence of one of the following events: (1) the participant's termination of employment; (2) a determination by the Company upon competent medical or other evidence that, by reason of permanent and total disability, the participant is incapable of performing the duties of his/her work; or (3) the participant's death.

In the event funds are needed because of extreme financial hardship, as defined by law, the participant may be allowed to make a withdrawal of his/her vested account balance. In addition, the Plan contains restrictions relating to minimum withdrawals and the frequency of withdrawals.

Benefits under the Plan are payable to withdrawing participants, including retirees, as follows:

a. A lump-sum distribution in cash or, in the event of a distribution from the Humana Stock Fund, partially or totally in Humana common stock, or

b. Monthly, quarterly or annual installments for a period of 5, 10, 15 or 20 years not to exceed the life expectancy of the participant, or the joint and last survivor expectancy of the participant and designated beneficiary, or

c. A life annuity paid monthly or quarterly, or

d. A life annuity with guaranteed payments for a period of 5, 10, 15 or 20 years.

If the vested account balance is less than $5,000, a lump-sum distribution will be made.

Humana Puerto Rico 1165(e) Retirement Plan
Notes to Financial Statements, Continued

1. Summary of Plan, continued:

c. Withdrawals, continued: The Plan permits the employee to roll over contributions to another qualified plan. An employee must make a written request to the Plan for a rollover contribution. These contributions must comply with certain requirements before the Plan will authorize the rollover contribution.

Participants may borrow from their fund accounts. The aggregate of the loans to a participant shall not exceed the lesser of $50,000 or 50% of the vested portion of his/her participant contribution accounts, voluntary contribution accounts, plus his/her employer Pretax Savings Account to which he/she would be entitled to if he/she incurred a termination of employment. The minimum a participant may borrow is $1,000. Loan transactions are treated as a transfer to (from) the various investment funds from (to) the Participant Notes Receivable. Loan terms range from one to four years or up to ten years for the purchase of a primary residence. The loans are collateralized by the balance in the participant's account and bear interest at a reasonable rate in accordance with the Department of Labor's Rules and Regulations for Reporting and Disclosure under ERISA, as determined by the Plan Administrator. Principal and interest are repaid ratably through payroll deductions.

2. Summary of Significant Accounting Policies:

a. Basis of Accounting: The financial statements of the Plan are prepared under the accrual method of accounting. Withdrawals by participants are recorded when paid. Purchases and sales of securities are recorded on a settlement-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

b. Valuation of Investments: The Plan's investments in common/collective trusts and mutual funds are valued at quoted market prices that represent the net asset value of shares held by the Plan at year end. The Humana Stock Fund is comprised of shares of the Company's common stock and a small portion of short-term investments. The Humana Stock Fund is measured by units and is valued based on the quoted closing market price of the Company's common stock. Participant loans and investments in money market funds are valued at cost, which approximates fair value. The PCRA is a self-directed brokerage account, which is comprised of various investments such as cash, common stock, mutual funds, U.S. Governmental securities, and corporate bonds, and is valued based on quoted market prices.

Investments in traditional and synthetic guaranteed investment contracts (GICs) with banks and insurance companies are fully benefit-responsive and are carried at contract value, which represents contributions, plus interest earned at specified rates, less withdrawals and administrative expenses.

The Plan presents in the accompanying statements of changes in net assets available for benefits the net appreciation or depreciation in fair value of investments, which consists of both realized gains or losses and unrealized appreciation or depreciation.

Humana Puerto Rico 1165(e) Retirement Plan
Notes to Financial Statements, Continued

2. Summary of Significant Accounting Policies, continued:

c. Management Estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of additions to and deductions from net assets during the reporting periods. Actual results could differ from those estimates.

3. Investments:

The Company appointed Schwab Retirement Plan Services as the recordkeeper and Charles Schwab Trust Company as the trustee.

The following table presents the fair value/contract value of investments at December 31, 2003 and 2002. Investments that represent 5% or more of the Plan's assets have been separately identified.
	2003	2002
	Fair Value/ Contract Value	Fair Value/ Contract Value

Investments, at fair value:
Participant Loan Fund	$307,450	$187,724
Humana Stock Fund	1,543,142	718,486
Schwab Instl Large Cap Cl	301,599	-
Russell 3000 Stock Index Fund	444,796	247,294
Armada Small Cap Value Cl 1	324,217	177,774
Pimco Total Return - Admin Class	368,586	246,917
PCRA	318,619	-
Other investments (less than 5% of Plan assets)	523,377	413,727

Investments, at contract value:
Primco Stable Value Fund	1,055,037	773,946

	$5,186,823	$2,765,868

During 2003 and 2002, the Plan's investments, including gains and losses on investments bought and sold, as well as held during the year, appreciated (depreciated) as follows:
	2003	2002
Mutual funds	$205,612	$(119,093)
Common/collective trusts	224,573	(40,978)
Employer common stock	945,170	(164,969)

	$1,375,355	$(325,040)

Humana Puerto Rico 1165(e) Retirement Plan
Notes to Financial Statements, Continued

4. Investment Contracts:

At December 31, 2003 and 2002, the Primco Stable Value Fund represents traditional and synthetic GICs in which the Plan has a 1% interest and the Humana Retirement and Savings Plan has a 99% interest. The total contracts held by the Primco Stable Value fund as of December 31, 2003 and 2002 are as follows:
Investments, at contract value:	2003	2002
Investment contracts - banks:
Bank of America Synthetic GIC	$14,295,274	$4,226,365
Caisse des Depots Synthetic GIC	19,420,031	3,634,908
GE Life & Annuity ASR Co.	2,938,750	2,772,799
JP Morgan Chase Bank Synthetic GIC	14,010,292	7,533,644
State Street Bank & Trust Synthetic GIC	10,973,977	16,835,309
Wachovia Bank	2,422,794	-
UBS AG Synthetic GIC	-	16,679,559
National City Bank	-	3,923,216
Investment contracts - insurance companies:
Allstate Life Ins. Co. Synthetic GIC	-	5,949,800
John Hancock Mutual Life	-	2,805,733
John Hancock Mutual Life Synthetic GIC	4,105,333	5,998,627
Metropolitan Life Ins Co. Group Annuity	24,526,921	12,788,419
Monumental Life Ins Co. Synthetic GIC	13,763,547	17,046,373
New York Life Insurance Co. Group Annuity	733,981	684,687
Prudential - CapMAC Insd	5,376,496	5,036,298
Travelers Ins. Companies	1,511,277	1,511,747

	$114,078,673	$107,427,484

Synthetic GICs are investment contracts that simulate the performance of traditional GICs through the use of financial instruments. The assets are held in trust for the Plan by the issuer of the investment contract. The Plan then enters into a benefit responsive "wrapper" contract with a third-party such as a financial institution or an insurance company, which guarantees the Plan a specific value and rate of return for the assets held in trust. The underlying financial instrument held in trust and the wrapper contract are presented together in the financial statements at contract value. The wrapper contract is valued at the difference between the fair value of the trust assets and the contract value attributable by the wrapper to such assets and was $3,687,525 and $3,696,091 on December 31, 2003 and 2002, respectively.

The fair value of the total investments carried at contract value at December 31, 2003 and 2002 were $118,289,365 and $113,608,730, respectively. The average yield and crediting interest rate approximated 4.3% and 5.5% for 2003 and 2002, respectively.

Humana Puerto Rico 1165(e) Retirement Plan
Notes to Financial Statements, Continued

5. Income Tax Status:

The Plan was established pursuant to the provisions of Section 165(e) of the Puerto Rico Income Tax Act of 1954 (the Act). A favorable tax status determination letter dated May 22, 1995 was obtained from the Treasury Department of the Commonwealth of Puerto Rico, which stated that its underlying trust qualifies under the applicable provisions of the Act and, therefore, is exempt from Puerto Rico income taxes. The Plan has been amended since receiving the determination letter; however, the Company and the Plan's tax counsel believe that the Plan is designed and is currently operating in compliance with the applicable requirements of the Act. The Plan was amended to comply with Section 1165(e) of the Puerto Rico Income Tax Act of 1994.

6. Plan Termination:

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. If the Plan is terminated, the interest of each participant would continue to be nonforfeitable and would be distributed as determined by the Company.

7. Related Party Transactions:

Administrative expenses of the Plan are paid by the Plan and allocated to the participants' accounts. Certain Plan investments are shares of mutual funds managed by the trustee and therefore, these transactions qualify as party-in-interest transactions.

8. Risks and Uncertainties:

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits.

Humana Puerto Rico 1165(e) Retirement Plan
Plan #004 EIN #61-0647538

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

December 31, 2003
		Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Fair Value/ Contract Value

Issuer
Investments, at fair value:
*	Participant Loan Fund	Participant Loans, Interest Rates 5.00%-5.25%	$307,450
*	Humana Stock Fund	Employer Securities	1,543,142
*	Schwab Instl Large Cap C1	Common Collective Trust Fund	301,599
	Russell 3000 Stock Index Fund	Common Collective Trust Fund	444,796
	PCRA	Self-Directed Brokerage Account	318,619
	ABN Amro/Veredus Aggr Growth N	Registered Investment Company	152,971
	Armada Small Cap Value Cl 1	Registered Investment Company	324,217
	Artisan International Fund	Registered Investment Company	156,892
	Pimco Total Return - Admin Class	Registered Investment Company	368,586
	Van Kampen Emerging Growth Cl A	Registered Investment Company	213,514

			4,131,786
Investments, at contract value:
	Primco Stable Value Fund:
	Investment Contracts - Banks:
	Bank of America Synthetic GIC	Synthetic GIC #99-049 IGT Invesco
		Intermediate Government Fund	126,261
	Bank of America Synthetic GIC - Wrapper	Synthetic GIC Wrapper	5,944
	Caisse des Depots Synthetic GIC	Synthetic GIC #1237-02 IGT AAA
		Asset-Backed Security	177,739
	Caisse des Depots Synthetic GIC - Wrapper	Synthetic GIC Wrapper	1,864
	GE Life & Annuity ASR Co.	Traditional GIC #GS-3522 Insurance
		Company General Account	27,179
	JP Morgan Chase Bank Synthetic GIC	Synthetic GIC #433120-TH IGT Pimco
		AAA Intermediate Fund	123,535
	JP Morgan Chase Bank Synthetic GIC - Wrapper	Synthetic GIC Wrapper	6,037
	State Street Bank & Trust Synthetic GIC	Synthetic GIC #103104 IGT Invesco
		Short-term Bonds	97,672
	State Street Bank & Trust Synthetic GIC - Wrapper	Synthetic GIC Wrapper	3,819
	Wachovia Bank	Traditional GIC #09304-08-L Common
		Collective Trust	22,407
	Investment Contracts - Insurance Companies:
	John Hancock Mutual Life Synthetic GIC	Synthetic GIC #9569 Separate Account	35,498
	John Hancock Mutual Life Synthetic GIC - Wrapper	Synthetic GIC Wrapper	2,470
	Metropolitan Life Ins Co. Group Annuity	Synthetic GIC #28448 Pooled Investments	217,342
	Metropolitan Life Ins Co. Group Annuity - Wrapper	Synthetic GIC Wrapper	9,491
	Monumental Life Ins Co. Synthetic GIC	Synthetic GIC #MDA-00640TR IGT WAM AAA
		Intermediate Fund	122,811
	Monumental Life Ins Co. Synthetic GIC - Wrapper	Synthetic GIC Wrapper	4,479
	New York Life Insurance Co. Group Annuity	Traditional GIC #30240002 Insurance
		Company General Account	6,788
	Prudential - CapMAC Insd	Traditional GIC #10039-211 Insurance
		Company General Account	49,724
	Travelers Ins. Companies	Traditional GIC #GR-18406 Insurance
		Company General Account	13,977
			1,055,037

	*Party-in-interest to the Plan		$5,186,823

Signatures

      Pursuant to the requirements of the Securities Exchange Act of 1934, the Humana Puerto Rico 1165(e) Retirement Plan has duly caused this report to be signed by the undersigned thereunto duly authorized.

HUMANA PUERTO RICO 1165(e) RETIREMENT PLAN
BY: /s/ James H. Bloem Humana Inc. James H. Bloem Senior Vice President, Chief Financial Officer and Treasurer

June 25, 2004

Exhibit Index

Exhibit 23                         Consent of Independent Registered Public Accounting Firm